
07087923

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC Mail Processing Section
RECEIVED
DEC 26 2007
WASH. D.C.
186

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended June 30, 2007

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM ____ TO ____

Commission file number 0-11559

KEY TRONIC 401(k) RETIREMENT SAVINGS PLAN

(Full title of plan)

KEY TRONIC CORPORATION
4424 North Sullivan Road
P.O. Box 14687
Spokane Valley, WA 99216

(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

KEY TRONIC 401(k) RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS



BDO Seidman, LLP
Accountants and Consultants

601 W. Riverside Avenue, Suite 900
Spokane, Washington 99201-0611
Telephone: (509) 747-8095
Fax: (509) 747-0415

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee
of the Key Tronic 401(k) Retirement Savings Plan
Spokane Valley, Washington

We have audited the accompanying statements of net assets available for benefits of the Key Tronic 401(k) Retirement Savings Plan as of June 30, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Key Tronic 401(k) Plan as of June 30, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of Schedule of Assets (held at end of year) as of June 30, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's Management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

Spokane, Washington
December 20, 2007

Key Tronic
401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

June 30,	2007	2006
Investments, at fair market value (Notes 3 and 4):		
Money market funds	$ 2,666,779	$ 1,534,326
Mutual funds	17,012,966	14,442,230
Key Tronic Corporation common stock	1,833,861	1,931,916
Participant directed brokerage accounts	785,024	573,909
Participant loans receivables	383,719	294,040
Total investments	22,682,349	18,776,421
Receivables:		
Employer contributions	2,666	2,410
Participant contributions	5,780	4,699
Total receivables	8,446	7,109
Net assets available for benefits	$22,690,795	$18,783,530

See accompanying notes to financial statements.

Key Tronic
401(k) Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

Year ended June 30,	2007	2006
Additions to (deductions from) net assets attributed to:		
Investment income:		
Net appreciation (depreciation) in fair value of investments:		
Mutual funds	$ 2,851,007	$ 1,158,513
Key Tronic Corporation common stock	719,653	377,850
Participant directed brokerage accounts	54,352	84,255
Interest:		
Money market funds	101,514	44,824
Participant loans receivable	22,240	21,540
	3,748,766	1,686,982
Contributions:		
Employer	416,970	418,373
Participant	939,811	877,053
	1,356,781	1,295,426
Total additions to net assets	5,105,547	2,982,408
Deductions from net assets attributed to:		
Benefits paid to participants	1,193,623	1,616,926
Administrative expenses	4,659	4,313
Total deductions from net assets	1,198,282	1,621,239
Net increase in net assets	3,907,265	1,361,169
Net assets available for benefits:		
Beginning of year	18,783,530	17,422,361
End of year	$22,690,795	$18,783,530

See accompanying notes to financial statements

1. Plan Description

The following summary description of the Key Tronic 401(k) Retirement Savings Plan (the Plan) provides general information only. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan established by Key Tronic Corporation (the "Company" or the "Employer") effective July 1, 1993, as a merger of the Key Tronic Corporation Employee Stock Ownership Plan (ESOP) into the Key Tronic Corporation Variable Investment Plan. The Plan, which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and all subsequent statutory revisions thereto, was created for the benefit of all eligible employees of the Company and subsidiaries. Effective July 1, 2003, the Plan became what is known as a Safe Harbor 401(k) plan. A Safe Harbor Plan complies with Code Section 401(k)(12) which permits the Plan to automatically meet the nondiscrimination requirements of the Code, therefore eliminating annual nondiscrimination testing of salary deferral and matching contributions.

Eligibility

Employees that are U.S. residents are eligible to participate after completing one hour of service. Participation in the Plan will then begin on the first day of the month following the date of hire. Leased employees, internship employees and certain employees covered by a collective bargaining agreement are ineligible for Plan participation.

Contributions

Participants make voluntary tax-deferred contributions to the Plan through payroll deductions of up to 75% of compensation each pay period, providing that the contributions in any calendar year do not exceed the IRS calendar year limit. The Company will make matching contributions of 100% up to 3% of a participant's contributed compensation and 50% of the next 2% of a participant's contributed compensation, for a total of 4% if a participant contributes at least 5%. A participant who receives a qualified distribution from another qualified plan may make a rollover contribution to the Plan provided that certain conditions are met.

Participant Accounts

Individual accounts are maintained for each participant. Participants may designate that their contributions and account balances be invested in any combination of several available investment alternatives. Each participant's account is credited with the participant's contribution, the Employer's matching contribution, and Plan earnings of their individual account. Plan earnings are directly credited to participant accounts.

Participant Loans Receivable

Participants may borrow from a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Participants may have only one loan outstanding at a time. Loan transactions are treated as a transfer between the investment accounts and the participant loans account. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates at the loan origination date (which approximate prime plus 1%), as determined by the Plan administrator. Interest rates outstanding at June 30, 2007, range from 5.00% to 9.25%. Principal and interest are paid ratably through payroll deductions. Additional payments may be made at any time by check.

Vesting

All participants are immediately 100% vested in both employee and employer Safe Harbor contributions.

Distribution of Benefits

Participants are eligible to receive benefits upon termination of employment, attaining the age of 59½, or as hardship withdrawals subject to certain requirements. The account balance of a participant who dies while a participant of the Plan will be paid to the participant's designated beneficiary. Benefits are paid under various options as defined in the Plan.

Administrative Expenses

The majority of fees and expenses incurred for administration of the Plan are paid by the Company. Participants are charged a fee for certain services such as loan processing.

Administration of the Plan

The Plan is administered by the employer in the form of an administrative committee consisting of management personnel. JPMorgan Chase Bank (JPMorgan) holds and invests Plan assets in accordance with directions from the administrative committee. Records of participant account activity are processed and maintained by JPMorgan Retirement Plan Services, which also performs other administrative support services for the Plan.

2. Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investments

Investments in mutual funds, money market funds and participant directed brokerage accounts are reported at quoted market value. Realized gains and losses on the sale of these investments are recognized on the average cost method. Participant loans are valued at cost, which approximates fair value. The net appreciation or depreciation in the fair value of investments presented in the statement of changes in net assets available for plan benefits represents the realized gains and losses on sales, dividends earned and reinvested into the funds, and the unrealized appreciation and depreciation in the fair value of investments. Interest income is recorded on the accrual basis.

Payment of Benefits

Benefits are recorded when paid.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of money market funds, mutual funds, Company stock and self-directed brokerage accounts. Investment securities of these types are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

3. Investments

The fair market value of individual investments that represent 5 percent or more of the Plan's net assets are as follows:

	June 30, 2007	June 30, 2006
American Century Income & Growth Fund	$2,774,141	$2,262,607
American Century Prime Money Market Fund	2,666,779	1,534,326
American Century Equity Index	2,278,458	2,137,472
American Century Value Fund	2,107,054	1,675,630
Key Tronic Corporation Common Stock	1,833,861	1,931,916
American Century Ultra Fund	1,719,272	1,743,015
American Funds EuroPacific Growth Fund	1,661,641	*
American Century Strategic Allocation: Moderate	1,440,220	1,209,996
American Century Strategic Allocation: Aggressive	1,235,762	*
American Century International Growth Fund	*	1,307,385
Royce Premier Fund	*	1,129,764

*Investment represents less than 5% of net assets

4. Party-in-Interest

Certain Plan investments are shares of mutual funds managed by JPMorgan. JPMorgan holds and invests the Plan's assets and therefore, these transactions qualify as party-in-interest transactions. In addition, the investments in the Company's common stock are also considered party-in-interest transactions.

5. Termination of the Plan

Although it has not expressed any intent to do so, the Employer has the right to discontinue contributions and terminate the Plan by action of the Board of Directors, subject to the provisions of ERISA. Upon termination, all assets remaining in the Plan will be distributed to the participants in accordance with participant account values as of the date of termination.

6. Tax Status

The Internal Revenue Service has determined and informed the Employer by a letter dated January 14, 2003, that the Plan was designed in accordance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination later. The Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

Supplemental Schedule

Key Tronic
401(k) Retirement Savings Plan

Schedule of Assets (Held at End of Year)
June 30, 2007

EIN: 91-0849125
Plan Number: 001

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		(d) Cost	(e) Current Value
	Mutual Funds:				
*	American Century Equity Index Inst.	380,377	mutual fund shares	**	2,278,458
*	American Century Value	262,072	mutual fund shares	**	2,107,054
*	American Century Strategic Allocation: Moderate	194,888	mutual fund shares	**	1,440,220
*	American Century Strategic Allocation: Aggressive	137,002	mutual fund shares	**	1,235,762
*	American Century Equity Income	106,911	mutual fund shares	**	950,438
*	American Century Income & Growth	79,171	mutual fund shares	**	2,774,141
*	American Century Strategic Allocation: Conservative	56,346	mutual fund shares	**	328,498
*	American Century Ultra	59,285	mutual fund shares	**	1,719,272
*	JPMorgan Bond Select	64,509	mutual fund shares	**	588,321
	Harbor International	12,356	mutual fund shares	**	863,677
	American Funds EuroPacific Growth	32,492	mutual fund shares	**	1,661,641
	Royce Premier	53,009	mutual fund shares	**	1,065,484
	Total Mutual Funds				17,012,966
*	Key Tronic Corporation Common Stock	360,287	shares	**	1,833,861
	Participant Directed Brokerage Accounts:				
	Securities Held by Charles Schwab	Various	Units	**	785,024
*	Participants' Loans	42 loans to participants with interest rates ranging from 5.0% to 9.25%, due through 2014		**	383,719
	Money Market Fund:				
*	American Century Prime Money Market	2,666,779	shares	**	2,666,779
	Total Investments				22,682,349

* Party in interest as defined by ERISA

** Cost of participant-directed investments is not required to be disclosed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, responsible for administration of the Key Tronic 401(k) Retirement Savings Plan has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Spokane, State of Washington, on December 21, 2007.

KEY TRONIC 401(k) RETIREMENT SAVINGS PLAN

By 

Name: Ronald F. Klawitter
Title: Member of Plan Administrative Committee



BDO Seidman, LLP
Accountants and Consultants

601 W. Riverside Avenue, Suite 900
Spokane, Washington 99201-0611
Telephone: (509) 747-8095
Fax: (509) 747-0415

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-70917 and 333-61202) of our report dated December 20, 2007, relating to the financial statements and supplemental schedule of the Key Tronic 401(k) Retirement Savings Plan appearing in the Plan's Annual Report on Form 11-K for the year ended June 30, 2007.

BDO Seidman, LLP

December 20, 2007

END